Exhibit 2.1

EXECUTION COPY

PURCHASE  AGREEMENT

PURCHASE AGREEMENT, dated as of February 3, 2010 (this "Agreement"), between MISCOR GROUP, LTD., an Indiana corporation ("Seller"), and John A. and Bonnie Martell, as husband and wife and as residents of the State of Michigan ("Buyer" or "Buyers").

RECITALS

A.           Seller owns 100 units (the "Units") of membership interest in Martell Electric, LLC, an Indiana limited liability company ("Martell Electric"), representing, in the aggregate, 100% of the outstanding units of membership interest of Martell Electric.  Martell Electric is engaged in the business of providing electrical services for home, commercial, industrial and institutional end users (the "Martell Electric Business").

B.           In addition, Seller owns 882 shares (the "Shares") of the common stock, with no par value (the "Common Stock"), of Ideal Consolidated, Inc., an Indiana corporation ("Ideal Consolidated"), representing, in the aggregate, 100% of the issued and outstanding shares of capital stock of Ideal Consolidated.  Ideal Consolidated is engaged in the business of mechanical contracting with a focus on commercial, industrial and institutional piping, plumbing and sheet metal work (the "Ideal Consolidated Business").

C.           Seller desires to sell, transfer and assign all of the Units and the Shares to Buyer, and Buyer desires to purchase the Units and the Shares from Seller, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

Sale and Purchase of Units

1.1           Sale and Purchase of the Units.

Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date (as hereinafter defined), Seller agrees to sell, transfer, convey, assign and deliver to Buyer, and Buyer agrees to purchase, acquire and accept from Seller, free and clear of all claims, liens, restrictions, encumbrances or security interests of any nature whatsoever, all of the Units.

1.2           Sale and Purchase of the Shares.

Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Seller agrees to sell, transfer, convey, assign and deliver to Buyer, and Buyer agrees to purchase, acquire and accept from Seller, free and clear of all claims, liens, restrictions, encumbrances or security interests of any nature whatsoever, all of the Shares.

ARTICLE II

Purchase Price; Closing;
Post-Closing Adjustment

2.1           Purchase Price.

The aggregate purchase price for the sale and purchase of the Units and the Shares (the "Purchase Price") shall be $3,500,000, subject to adjustment after the Closing Date as set forth in Section 2.4 below.  Buyer and Seller agree to allocate the Purchase Price between the Units and the Shares for all purposes (including financial accounting and tax purposes) as follows: $2,500,000 for the Units; and $1,000,000 for the Shares.

2.2           Closing.

Upon the terms and subject to the conditions set forth in this Agreement, the closing of the sale and purchase of the Units (the "Closing") shall take place (a) at the offices of Baker & Daniels LLP, 202 South Michigan Street, Suite 1400, South Bend, Indiana, at 9:00 A.M., South Bend time, on the third business day on which the last to be satisfied or waived of  the conditions set forth in Article VIII hereof shall have been satisfied or waived in accordance with this Agreement, or (b) at such other place and time and/or on such other date as the parties hereto may mutually agree.  The date and time at which the Closing actually occurs is hereinafter referred to as the "Closing Date".

2.3           Closing Matters.

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

(a)           The Purchase Price shall be paid as follows:

(i)           The amount outstanding (as of the date first written above $3,140,857) under Seller's Promissory Note dated January 1, 2004 in the face amount of $3,000,000 and payable to the order of Buyer (the "Note") shall be reduced by $2,750,000;

(ii)           Buyer shall deliver to Seller cash in the amount of $750,000 by wire transfer of immediately available funds to an account designated by Seller.

(b)           Seller shall deliver to Buyer a certificate or certificates representing the Units, duly endorsed to Buyer or accompanied by a unit power or powers duly executed in favor of Buyer, in proper form for transfer, in each case free and clear of all Liens (as hereinafter defined).

(c)           Seller shall deliver to Buyer a certificate or certificates representing the Shares, duly endorsed to Buyer or accompanied by a stock power or powers duly executed in favor of Buyer, in proper form for transfer, in each case free and clear of all Liens.

(d)           Buyer shall surrender to Seller the Note and shall deliver to Seller a receipt, in form and substance reasonably acceptable to Seller, acknowledging the application of $2,750,000 against the Note as part of the consideration for the sale and purchase of the Shares and Units.

(e)           Seller shall deliver to Buyer a secured installment promissory note in the form attached hereto as Exhibit A (the "New Note") in the amount of (i) the remaining unpaid balance of the Note (inclusive of accrued interest as of the Closing) and (ii) the indebtedness due Buyer by Seller and Seller's subsidiaries identified on Schedule 2.3(e).  The foregoing shall not operate as a waiver by Buyer of any rights that Buyer may have with respect to indebtedness omitted from Schedule 2.3(e).

(f)           Seller and Buyer shall deliver to each other such other documents, certificates, instruments and writings required to be delivered pursuant to Article VIII of this Agreement or otherwise required pursuant to this Agreement.

2.4           Closing Date Working Capital Adjustment.

(a)           As promptly as practicable (but in any event within 30 days) after the Closing Date, Buyer shall prepare without audit and deliver to Seller consolidating balance sheets for Martell Electric and Ideal Consolidated as of the close of business on the calendar day immediately preceding the Closing Date (collectively, the "Preliminary Closing Date Balance Sheet"), which shall be prepared and presented on a basis consistent in all respects (including the principles, practices and methods of accounting) employed by Martell Electric and Ideal Consolidated in the preparation of the consolidated 2008 audited financial statements of Seller ("Seller's 2008 Financials").  Seller shall be permitted (at its cost) to participate in the preparation of the Preliminary Closing Balance Sheet; provided (i) it acknowledges that Buyer shall control the preparation of the Preliminary Closing Balance Sheet and (ii) it cooperates in a full and timely manner with all reasonable requests from Buyer for information relating to the preparation of the Preliminary Closing Balance Sheet.  Upon receipt of the Preliminary Closing Date Balance Sheet, Seller and its independent accountants ("Seller's Accountants") shall be permitted during the succeeding 30-day period to examine any books and records of Martell Electric and Ideal Consolidated and to have reasonable access during normal business hours to officers and employees of Buyer, Martell Electric, Ideal Consolidated and Buyer's independent accountants ("Buyer's Accountants") and to the work papers and other documents prepared in the preparation of the Preliminary Closing Date Balance Sheet.  At or prior to the end of such 30-day period, Seller shall either inform Buyer in writing that the Preliminary Closing Date Balance Sheet is acceptable or object to it in writing setting forth a specific description of Seller's objections.  If Seller does not object to the Preliminary Closing Date Balance Sheet prior to the end of such 30-day period, Seller shall be deemed to have accepted such Preliminary Closing Date Balance Sheet. If Seller objects to the Preliminary Closing Date Balance Sheet as provided above, Buyer and Seller shall attempt to resolve any such objections within 20 days after Buyer's receipt of such written objections.  If Buyer and Seller are unable to resolve the disputed matters within such 20-day period, they shall jointly select and engage a third firm of independent accountants (the "Third Accountants") to resolve the disputes and to make any adjustments to the Preliminary Closing Date Balance Sheet.  The Third Accountants shall only be authorized to resolve issues with the Preliminary Closing Date Balance Sheet to the extent they are in dispute between Buyer and Seller and any resolution of such disputes authored by the Third Accountants shall be within the range established by Buyer in the Preliminary Closing Date Balance Sheet, on the one hand, and by Seller in its timely objections thereto, on the other hand.  Buyer, Seller, Buyer's Accountants and Seller's Accountants each shall make readily available to the Third Accountants all relevant books, records, work papers and personnel reasonably requested by the Third Accountants.  The Third Accountants' resolution of the disputes and its adjustments, if any, to the Preliminary Closing Date Balance Sheet shall be limited to the matters in dispute between Seller and Buyer and shall be conclusive and binding upon the parties.  The final Closing Date Balance Sheet, in the form either accepted by Seller or resolved and adjusted (if adjusted) by the Third Accountants, as the case may be, is herein called the "Closing Date Balance Sheet" for all purposes of this Agreement.  Buyer and Seller each shall be responsible for the fees and expenses of their respective accountants, and the fees and expenses of the Third Accountants, if any, shall be borne by Buyer and Seller in inverse proportion to the success of Buyer, on the one hand, and Seller, on the other hand, with respect to the resolution of the items in dispute (e.g., if Seller claims the Adjusted Working Capital is $1,000 more than the amount set forth in the Preliminary Closing Date Balance Sheet, and if the Third Accountants resolve the dispute by awarding Seller $300 of the $1,000 contested, then the costs and expenses of the Third Accountants will be allocated 30% (i.e. 300/1,000) to Buyer and 70% (i.e. 700/1,000) to Seller.

(b)           Within two business days after the final determination of the Closing Date Balance Sheet as provided for in subsection (a) above, either Seller or Buyer (as applicable) shall make payment to the other party either by adjusting the amount of indebtedness outstanding under the New Note and/or by wire transfer of immediately available funds (the election as to the method of payment shall be at the discretion of the party required to make such payment), as follows:

(i)           If Adjusted Working Capital, as reflected on the Closing Date Balance Sheet, is less than $2,900,000, then Seller shall pay to Buyer the amount by which Adjusted Working Capital is less than $2,900,000.

(ii)           If Adjusted Working Capital, as reflected on the Closing Date Balance Sheet, is more than $3,200,000, then Buyer shall pay to Seller the amount by which Adjusted Working Capital is more than $3,200,000.

(c)           For purposes of this Agreement, "Adjusted Working Capital" means the remainder of (i) total current assets (exclusive of cash, inter-company receivables and deferred income tax assets) of Martell Electric and Ideal Consolidated, minus (ii) total current liabilities (exclusive of inter-company payables and deferred income tax liabilities) of Martell Electric and Ideal Consolidated, in each case as of the close of business on the calendar day immediately preceding the Closing Date and calculated and presented on a basis consistent in all respects (including the principles, practices and methods of accounting) employed by Martell Electric and Ideal Consolidated in the preparation of Seller's 2008 Financials.  An example of the Adjusted Working Capital calculation (using Seller's December 31, 2008 unaudited balance sheet) is attached hereto as Exhibit 2.4(c).

(d)           Any amount paid by Seller to Buyer or by Buyer to Seller pursuant to Section 2.4(b) shall be deemed for all purposes to be an adjustment of the Purchase Price.  Any adjustment of the Purchase Price shall be allocated between the Units and the Shares in the same proportions as the allocation of the Purchase Price set forth in Section 2.1 above.

ARTICLE III

Representations and Warranties of Seller

Seller hereby represents and warrants to Buyer as follows:

3.1           Organization and Authority of Seller.

Seller is validly existing under the laws of the State of Indiana, and has all requisite power and authority to own, lease and operate its properties, to execute and deliver this Agreement and each other agreement, instrument or document to be executed and delivered by Seller pursuant hereto (collectively, the "Related Agreements"), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Related Agreements by Seller, the performance of this Agreement and the Related Agreements by Seller, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on the part of Seller and no other proceeding on the part of Seller is necessary to authorize this Agreement or the Related Agreements or to consummate the transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.  Upon its execution and delivery by Seller, each Related Agreement will constitute the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

3.2           Organization and Qualification of Martell Electric and Ideal Consolidated.

(a)           Martell Electric is validly existing under the laws of the State of Indiana, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

(b)           Ideal Consolidated is validly existing under the laws of the State of Indiana, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

3.3           No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement and the Related Agreements by Seller do not, and the performance of this Agreement and the Related Agreements by Seller and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the articles of incorporation or bylaws or the articles of organization or operating agreement, in each case as amended or restated, of Seller, Martell Electric or Ideal Consolidated, (ii) conflict with or violate any United States Federal, state, local or foreign law, statute, ordinance, rule, regulation, order, judgment or decree applicable to Seller, Martell Electric or Ideal Consolidated or by or to which any of their respective properties or assets is bound or subject or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would constitute a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of any lien, encumbrance, security interest, mortgage, pledge, claim, option or restriction of any kind whatsoever (collectively "Liens") on any of the properties or assets of Seller, Martell Electric or Ideal Consolidated pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (collectively, "Contracts") to which Seller, Martell Electric or Ideal Consolidated is a party or by which any of their respective properties or assets is bound.

(b)           The execution and delivery of this Agreement and the Related Agreements by Seller do not, and the performance by Seller of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby will not, require Seller, Martell Electric or Ideal Consolidated to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any court, administrative agency or commission or other governmental entity, authority or instrumentality, whether foreign or domestic (a "Governmental Entity"), or any third party.

3.4           Capitalization of Martell Electric and Ideal Consolidated.

(a)           100 Units of membership interest of Martell Electric are outstanding, all of which are owned beneficially and of record by Seller.  No units of membership interest of Martell Electric are reserved for future issuance pursuant to outstanding options, warrants, convertible securities or other rights or for any other purpose.  Each of the outstanding Units has been duly authorized and validly issued and is fully paid and nonassessable.

(b)           The authorized capital stock of Ideal Consolidated consists of 100,000 Shares of common stock, with no par value, 882 of which are issued and outstanding and owned beneficially and of record by Seller.  No shares of capital stock of Ideal Consolidated are reserved for future issuance pursuant to outstanding stock options, warrants, convertible securities or other rights or for any other purpose.  Each of the issued and outstanding Shares has been duly authorized and validly issued and is fully paid and nonassessable.

(c)           Seller is the true and lawful owner of, and owns all right, title and interest in and to, all of the Units and the Shares, and at the Closing the Units and Shares will be free and clear of all Liens.  Upon the sale of the Units and the Shares to Buyer pursuant to this Agreement, all right, title and interest in and to all of the Units and the Shares, free and clear of all Liens, will pass to Buyer on the Closing Date.

(d)           (i) There are no options, warrants or other rights (including registration rights), agreements, arrangements, Contracts or other commitments of any character to which any person is a party relating to the issued or unissued units of membership interest or other equity interests of Martell Electric to grant, issue or sell any units of membership interest or other equity interests of Martell Electric by sale, lease, license or otherwise; (ii) there are no obligations, contingent or otherwise, of any person to (x) repurchase, redeem or otherwise acquire any units of membership interest or other equity interests of Martell Electric, or (y) provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of Martell Electric; (iii) Martell Electric does not own, and has not agreed to purchase or otherwise acquire, the capital stock or other equity interests of, or any interest convertible into or exchangeable or exercisable for such capital stock or such equity interests, of any corporation, limited liability company, partnership, joint venture or other entity; (iv) there are no agreements, arrangements, Contracts or other commitments of any character (contingent or otherwise) pursuant to which any person is or may become entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of Martell Electric; and (v) there are no voting trusts, proxies or other agreements, arrangements, Contracts or other commitments by which any person is bound with respect to the voting of any units of membership interest or other equity interests of Martell Electric.

(e)           (i) There are no options, warrants or other rights (including registration rights), agreements, arrangements, Contracts or other commitments of any character to which any person is a party relating to the issued or unissued capital stock or other equity interests of Ideal Consolidated to grant, issue or sell any shares of the capital stock or other equity interests of Ideal Consolidated by sale, lease, license or otherwise; (ii) there are no obligations, contingent or otherwise, of any person to (x) repurchase, redeem or otherwise acquire any shares of the capital stock or other equity interests of Ideal Consolidated, or (y) provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of Ideal Consolidated; (iii) Ideal Consolidated does not own, and has not agreed to purchase or otherwise acquire, the capital stock or other equity interests of, or any interest convertible into or exchangeable or exercisable for such capital stock or such equity interests, of any corporation, limited liability company, partnership, joint venture or other entity; (iv) there are no agreements, arrangements, Contracts or other commitments of any character (contingent or otherwise) pursuant to which any person is or may become entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of Ideal Consolidated; and (v) there are no voting trusts, proxies or other agreements, arrangements, Contracts or other commitments by which any person is bound with respect to the voting of any shares of capital stock or other equity interests of Ideal Consolidated.

ARTICLE IV

Representations and Warranties of Buyer

Buyers hereby represent and warrant to Seller as follows:

4.1           Authority.

Buyers are residents of the State of Michigan, and have all requisite power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Buyers and constitutes the valid and binding obligation of Buyers, enforceable against Buyers in accordance with its terms.

4.2           No Conflict; Required Consents and Approvals.

(a)           The execution and delivery of this Agreement by Buyers do not, and the performance of this Agreement by Buyers and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate any United States Federal, state, local or foreign law, statute, ordinance, rule, regulation, order, judgment or decree applicable to Buyers or (ii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would constitute a default) under, any Contracts to which Buyers are a party.

(b)           The execution and delivery of this Agreement by Buyers do not, and the performance by Buyers of this Agreement and the consummation of the transactions contemplated hereby will not, require Buyers to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any court, administrative agency or commission or other Governmental Entity, or any third party.

4.3           Securities Laws.

Buyers are purchasing the Shares and Units for investment and not with a view to resale, or in connection with any offer, sale or distribution to the public or involving a public offering.  This is an isolated transaction.  Buyers are capable of bearing the economic risk of purchasing the Shares and Units, and have the knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of purchasing the Shares and the Units. John A. Martell is the founder of Seller and Martell Electric; is a member of the boards of directors of Seller and Ideal Consolidated and is chairman of the board of directors of Seller; is the Manager of Martel Electric; and is President of and actively involved in the management of each of Seller, Ideal Consolidated and Martell Electric.

ARTICLE V

Covenants

5.1           Financing.

Buyer agrees to use commercially reasonable efforts (subject to its reasonable business judgment exercised in good faith) to obtain the financing necessary to consummate the transactions contemplated hereby.  Buyer shall keep Seller apprised of the status of and all material developments concerning its completion of such financing.

5.2           Benefits.

Other than to the extent provided for in the Transition Services Agreement described in Section 8.1(f), effective as of the Closing Date, Seller shall cease to sponsor, maintain or contribute to the employee benefit plans and other similar arrangements identified on Schedule 5.2 (the "Plans") for the benefit of Martell Electric or Ideal Consolidated's employees, Seller shall terminate Martell Electric and Ideal Consolidated's participation in the Plans, and no employee of Martell Electric or Ideal Consolidated shall accrue any benefit for any period on or after the Closing Date or be eligible to receive any benefit for any event or circumstance which occurs on or after the Closing Date under the Plans.  After the Closing Date, Seller shall reasonably cooperate with Buyer with respect to any reasonable requests made by Buyer in connection with the transition of the current employees of the Martell Electric and Ideal Consolidated to becoming covered by employee benefit plans and arrangements of Buyer and shall make Seller's personnel reasonably available and provide reasonable access to such books and records as shall be reasonably necessary to assist in such transition.

5.3           Books and Records.

On the Closing Date, Seller shall deliver to Buyer all minute books, unit ledgers, stock ledgers and other company records, and all customer lists and records, mailing lists, marketing, sales and promotional materials and records, manuals, training materials, and similar items, and all other books, records, files, data or databases, correspondence, memoranda, notes and other documents or papers in their possession to the extent relating to Martell Electric and

Ideal Consolidated or their respective businesses (the "Books and Records").  However, if at any time after the Closing Date, Seller or Buyer discovers any other Books and Records that have not been delivered to Buyer, Seller shall promptly deliver them to Buyer.  For a period of four years after the Closing Date, Buyer shall cause Martell Electric and Ideal Consolidated to retain all material Tax, finance and legal records of Martell Electric and Ideal Consolidated in existence on the Closing Date and to make the same available for inspection and copying by Seller or its authorized representatives at Seller's expense, upon reasonable request and upon reasonable notice; provided, however, that Buyer may destroy any of such records to the extent that Buyer shall have given Seller advance written notice, with reasonable specificity, of such destruction and a reasonable opportunity to obtain possession thereof.  Seller shall not, and shall cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the transactions contemplated by this Agreement.

5.4           Public Announcements.

No party hereto shall issue any public announcement, report, statement or press release or otherwise make any public statement regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto, except as required by law, including without limitation Federal or state securities laws.

5.5           Brokers.

No broker, finder or investment banker, including any director, officer, employee, affiliate or associate of Seller, has or will be engaged by or on behalf of Seller, or is or will be entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Seller, Martell Electric or Ideal Consolidated or any of their affiliates.

No broker, finder or investment banker has or will be engaged by Buyer or on behalf of Buyers, or is or will be entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyers.

ARTICLE VI

Tax Matters

6.1           Seller's Responsibilities for Taxes.

(a)           Seller shall be responsible for preparing and timely filing, at its sole expense and in compliance with all applicable laws and regulations, any and all Tax Returns (as defined below) required to be filed in respect of any Taxes with respect to any taxable year or period ending on or prior to the Closing Date (including, without limitation, all income Tax Returns (as defined below) for the short taxable year ending on the Closing Date).  Seller shall timely pay all Taxes payable with respect to any such taxable year or period (including, without limitation the short taxable year ending on the Closing Date).

(i)           "Taxes" means all Federal, state, local and foreign taxes, assessments, charges, duties and fees or similar charges of any kind whatsoever (whether imposed directly or through withholding), including, without limitation, all net income, gross income, gross receipts, excise, property, sales, use (or any similar taxes), transfer, franchise, payroll, withholding, social security, employment, environmental business license fees, or other taxes, including any interest, penalties and additions imposed with respect to such amounts, in each case with respect to the income, operations or assets of Martell Electric and Ideal Consolidated.

(ii)           "Tax Returns" means all Federal, state, local and foreign tax returns, declarations, estimates, statements, reports, claims for refund, schedules, forms, and information returns and other documents (including any related supporting information) and any amended Tax Return filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

(b)           As provided in and subject to the provisions of Article VII "Indemnification", Seller shall indemnify and hold Buyer harmless from and against any Losses (as hereinafter defined) incurred by Buyer, Martell Electric or Ideal Consolidated and arising out of or based upon:

(i)           any Taxes with respect to any taxable year or period ending on or prior to the Closing Date (including, without limitation, all income Tax Returns for the short taxable year ending on the Closing Date);

(ii)           the portion of any Taxes with respect to any taxable year or period beginning before and ending after the Closing Date that is attributable to the portion of such year or period prior to the Closing Date; or

(iii)           any Audit (as defined below) relating to any Tax Return or any Taxes referred to in this Section 6.1.

6.2           Buyer's Responsibilities for Taxes.

As provided in and subject to the provisions of Article VII "Indemnification", Buyer shall indemnify and hold Seller harmless from and against any and all Taxes due by Martell Electric or Ideal Consolidated for any taxable year or period beginning on or after the Closing Date and the portion of any such Taxes with respect to any taxable year or period beginning before and ending after the Closing Date that is attributable to the portion of such year or period beginning on the Closing Date.  As provided in and subject to the provisions of Article VII "Indemnification", Buyer shall indemnify and hold Seller harmless from and against any Losses incurred by Seller and arising out of or based upon any such Taxes and any Audit relating to any such Taxes or any related Tax Return.

6.3           Audits, Etc.

The parties agree to promptly notify each other upon receipt of notice of any Audit of Martell Electric or Ideal Consolidated or their respective successors or assigns for any taxable year or period ending prior to or including the Closing Date, and agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to Martell Electric or Ideal Consolidated (as applicable) as is reasonably necessary for the preparation and filing of any Tax Return, for the preparation for any Audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment of Taxes.  The parties shall cooperate with each other in the conduct of any Audit and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section; provided, that notwithstanding anything herein or in Article VII to the contrary, Buyer, in good faith consultation with Seller, shall have the right to control and direct the manner and the resolution of any Audit involving Martell Electric or Ideal Consolidated.  "Audit" means any audit, assessment of Taxes, examination or other proceeding by the IRS or any other Governmental Entity responsible for the administration of any Taxes, proceeding or appeal of such proceeding relating to Taxes.

6.4           Section 338(h)(10) Election.

(a)           It is the parties' intent that the acquisition of the Shares pursuant to this Agreement be treated for income tax purposes as a purchase and sale of the assets of Ideal Consolidated, as if all the assets of Ideal Consolidated have been sold to Buyer in a fully taxable transaction.  Accordingly, Seller agrees to join Buyer in making an election under Section 338(h)(10) of the Code and any corresponding or similar provisions of state or local law with respect to the acquisition of the Shares (collectively, the "Election").  Buyer shall prepare the Form 8023 and any accompanying schedules required under Section 338(h)(10) of the Code and any corresponding or similar provisions of state or local law, and Buyer may make any determinations or elections required or permitted to be made in connection with the Election.  Seller shall assist Buyer in the preparation of, and shall execute and timely file, such forms and accompanying schedules as Buyer shall reasonably request in connection with the Election, and Seller shall not take any action that would prevent or hinder Buyer from timely making the Election.

(b)           As promptly as practicable after the Closing Date, Seller shall cause Seller's Accountants to prepare and deliver to Buyer a complete and accurate accounting specifying in detail the calculation of the difference between (i) the federal, state and local income taxes that Seller must actually pay as a result of the Election and (ii) the federal, state and local income taxes that Seller would have paid if the Election had not been made (such difference being the "Additional Taxes").  Upon receipt of such accounting, Buyer and Buyer's Accountants shall be permitted during the succeeding 15-day period to examine the work papers and other books, records and documents used in the preparation of such accounting.  At or prior to the end of such 15-day period, Buyer shall either inform Seller in writing that such accounting of the Additional Taxes is acceptable or object to it in writing setting forth a specific description of Buyer's objections.  If Buyer objects to such accounting, Buyer and Seller shall attempt to resolve any such objections within 15 days after Seller's receipt of such written objections.  If Buyer and Seller are unable to resolve the disputed matters within such 15-day period, they shall jointly select and engage Third Accountants to resolve the disputes and make a final determination of the Additional Taxes.  The Third Accountants shall only be authorized to resolve issues with respect to disputed matters involving Taxes to the extent they are in dispute between Buyer and Seller and any resolution of such disputes authored by the Third Accountants shall be within the range established by Seller's in the accounting described above, on the one hand, and by Buyer in its timely objections thereto, on the other hand.  Buyer, Seller, Buyer's Accountants and Seller's Accountants each shall make readily available to the Third Accountants all relevant books, records, work papers and personnel reasonably requested by the Third Accountants.  The Third Accountants' resolution of the disputes and its adjustments, if any, to the Additional Taxes shall be conclusive and binding upon the parties.  Buyer and Seller each shall be responsible for the fees and expenses of their respective accountants, and the fees and expenses of the Third Accountant, if any, shall be borne by Buyer and Seller in inverse proportion to the success of Buyer, on the one hand, and Seller, on the other hand, with respect to the resolution of any final determination of the Additional Taxes.  Within two business days after the final determination of the Additional Taxes as provided for above, Buyer shall pay the Additional Taxes to Seller by wire transfer of immediately available funds.

ARTICLE VII

Indemnification

7.1           Seller’s Indemnification of Buyers.

Seller shall indemnify and hold Buyer harmless from and against any liability, loss, damage, claim, cost or expense (including, without limitation, expenses of investigation and defense and reasonable fees and disbursements of counsel), Liens or other obligations of any nature whatsoever (collectively, "Losses"), incurred by Buyer, Martell Electric or Ideal Consolidated and arising out of or based upon (a) failure of Seller to transfer to Buyer all right, title and interest in and to all of the Shares and Units, free and clear of all Liens; (b) breach of any covenants of Seller set forth in Article V of this Agreement (c) any Taxes or related expenses that are the responsibility of Seller pursuant to Article VI hereof; and (d) failure of Seller to pay when due amounts determined to be owned by Seller under Section 2.4 of this Agreement.

7.2           Buyers’ Indemnification of Seller.

Buyers, jointly and severally, shall indemnify and hold Seller harmless from and against any Losses incurred by Seller arising out of or based upon (a) any breach by Buyers of their covenants set forth in Article V of this Agreement; (b) any Taxes or related expenses that are the responsibility of Buyers pursuant to Article VI hereof; or (c) failure of Buyer to pay when due any amounts determined to be owed by Buyers under Section 2.4 of this Agreement.

7.3           Certain Limitations.

The indemnification obligations under Section 7.1(a) shall continue indefinitely; under Section 7.1(b) and under Section 7.2(a) shall terminate on the date that is eighteen (18) months after the Closing Date; under Sections 7.1(c) and 7.2(b) shall terminate thirty (30) days following the expiration of all statutes of limitation applicable to the matters referred to therein; provided, however, that with respect to any claim for indemnification that is asserted or made on or prior to the date on which the indemnification obligation would otherwise terminate as provided above, all rights to indemnification in respect of such claim shall continue until the final disposition of such claim; and further provided, that the indemnification obligations of Seller with respect to Losses that may be incurred by virtue of or result from fraud or intentional misrepresentation or intentional breach, shall not terminate on the date on which the indemnification obligation would otherwise terminate as provided above, but shall continue in full force and effect thereafter.

7.4           Defense or Prosecution of Claims.

As promptly as practicable after its discovery of grounds for a claim for indemnification hereunder, the party entitled to indemnification under Section 7.1 or 7.2 (the "Indemnified Party") shall deliver a written claim for indemnification to the party obligated to indemnify under Section 7.1 or 7.2 (the "Indemnifying Party"), specifying in reasonable detail the basis therefor and, if known, the amount, or an estimate of the amount, of the Losses arising therefrom.  Thereafter, Indemnified Party shall provide to Indemnifying Party all information and documentation reasonably available to it to support and verify such claim.  If the facts giving rise to a claim for indemnification hereunder arise out of the claim of any third party, or if there is any claim against a third party, Indemnifying Party may, at its option, assume the defense or the prosecution thereof, with counsel reasonably satisfactory to Indemnified Party, at the sole cost and expense of Indemnifying Party.  After any assumption of the defense or prosecution of any claim by Indemnifying Party, Indemnifying Party shall not be liable to Indemnified Party for any legal expenses thereafter incurred by Indemnified Party in connection with the defense or prosecution thereof other than reasonable costs of investigation and any costs incurred in the course of such defense or prosecution.  In any such event, whether or not Indemnifying Party does so assume the defense or prosecution thereof, Indemnifying Party and Indemnified Party shall cooperate in the defense or prosecution thereof and shall furnish such records and information and attend at such proceedings as may be reasonably requested in connection herewith.  Indemnifying Party shall have no indemnification obligations with respect to any claim or demand that is settled by Indemnified Party without the prior written consent of Indemnifying Party (which consent shall not be unreasonably withheld), other than any claim or demand as to which Indemnifying Party shall not have assumed the defense or prosecution thereof.

ARTICLE VIII

Conditions

8.1           Conditions to Obligations of Buyer.

The obligations of Buyer to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law, in a written instrument executed and delivered by Buyer:

(a)           Representations and Warranties.  Each of the representations and warranties of Seller contained in this Agreement shall have been true, correct and complete in all material respects on and as of the Closing Date, as though made on and as of the Closing Date.

(b)           Agreements and Covenants.  Seller shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)           Certificate.  Buyer shall have received a certificate or certificates signed on behalf of Seller by the duly authorized representative of Seller or Seller's Board of Directors, to the effect set forth in Sections 8.1(a) and (b).

(d)           Consents and Approvals.  All filings required to be made prior to the Closing by Seller, Martell Electric or Ideal Consolidated with, and all consents, approvals and authorizations required to be obtained by Seller, Martell Electric or Ideal Consolidated from, any Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, or in order to permit Buyer to control or operate the business of Martell Electric or Ideal Consolidated after the Closing, shall have been made or obtained (as the case may be); and Seller, Martell Electric or Ideal Consolidated shall have obtained the necessary consents to consummation of the transactions contemplated hereby of any other third parties, in each case on terms and conditions reasonably satisfactory to Buyer.

(e)           No Order.  No litigation or other proceeding by or before any Governmental Entity shall have been instituted, and no Governmental Entity, including any federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, judgment, decree, injunction or other order (whether temporary, preliminary or permanent), which, in either case, is in effect and which has the effect of making the transactions contemplated by this Agreement illegal, or otherwise restrains consummation of the transactions contemplated hereby, or that could reasonably be expected to have a Material Adverse Effect on Buyer's right to control or operate the business of Martell Electric or Ideal Consolidated following the Closing Date (collectively, an "Order").

(f)           Transition Services Agreement.  Seller shall have entered into a Transition Services Agreement with Buyer substantially in the form attached hereto as Exhibit 8.1(f).

(g)           Indemnity Agreement.  Seller shall have entered into an Indemnity Agreement with Buyer substantially in the form attached hereto as Exhibit 8.1(g).

(h)           Security Agreement.  In connection with the issuance of the New Note, Seller shall have entered into a Security Agreement with Buyer substantially in the form attached hereto as Exhibit 8.1(h).

(i)           Financing.  Buyer shall have reached satisfactory arrangements, in Buyer's sole and exclusive discretion, with a bank or banks to obtain the financing required (i) to consummate the transactions contemplated by this Agreement, and (ii) to provide sufficient working capital to operate Martell Electric and Ideal Consolidated in the ordinary course from and after Closing.

(j)           No Material Adverse Change.  Since the date of this Agreement, there shall have occurred no event, circumstance or other change in the business, properties, results of operations, condition (financial or otherwise) or prospects of Martell Electric or Ideal Consolidated that, alone or in the aggregate, has had or, in the reasonable good faith judgment of Buyer, could be expected to have, a material adverse effect on the business, assets, results of operations, condition (financial or otherwise) or prospects of Martell Electric and Ideal Consolidated considered as a whole.

(k)           Conduct of the Martell Electric Business and the Ideal Consolidated Business.  From and after the date hereof and pending the Closing, unless Buyer shall otherwise consent in writing, Seller shall cause Martell Electric and Ideal Consolidated to operate the Martell Electric Business and the Ideal Consolidated Business only in the ordinary and usual course of business diligently and in good faith, consistent with past practice.  Seller shall, and shall cause Martell Electric and Ideal Consolidated to, confer with Buyer on a regular basis to keep Buyer informed with respect to operational matters of a material nature and to report the general status of the ongoing operations of the Martell Electric Business and the Ideal Consolidated Business.

(l)           Notification of Certain Matters.  Between the date hereof and the Closing Date, Seller shall give prompt notice to Buyer of (a) the discovery by Seller of any breach by Seller of any of its representations and warranties contained herein, or of any covenant contained in Section 8.1(k) hereof; or (b) any event, circumstance or other change in the business, properties, results of operations, condition (financial or otherwise) or prospects of Martell Electric or Ideal Consolidated that, alone or in the aggregate, has had or, so far as reasonably can be foreseen at the time of its occurrence, reasonably could be expected to have, a material adverse effect on the business, assets, results of operations, condition (financial or otherwise) or prospects of Martell Electric or Ideal Consolidated (a "Material Adverse Effect").  Each of Seller and Buyer shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

(m)           Access.  Between the date hereof and the Closing Date, Seller shall cause Martell Electric and Ideal Consolidated to provide Buyer and its employees, accountants, consultants, legal counsel, agents and other authorized representatives reasonable access during regular business hours and upon reasonable notice to the assets, properties, contracts, commitments, books and records of Martell Electric and Ideal Consolidated for the purpose of making such investigations concerning the affairs of Martell Electric and Ideal Consolidated as Buyer may desire, and Seller shall, and shall cause Martell Electric and Ideal Consolidated to, furnish Buyer such information as Buyer may from time to time reasonably require with respect to Martell Electric and Ideal Consolidated and their respective affairs.  Seller shall cause the officers and employees of Martell Electric and Ideal Consolidated to assist Buyer in making any such investigation and shall cause the counsel, accountants, consultants and other non-employee representatives of Seller, Martell Electric and Ideal Consolidated to be reasonably available to Buyer for such purposes.  Without limitation of the foregoing, Seller shall, and shall cause Martell Electric and Ideal Consolidated to, promptly upon request, (i) permit interviews of such employees of Martell Electric and Ideal Consolidated as Buyer designates, (ii) permit Buyer to conduct an on-site due diligence investigation of Martell Electric and Ideal Consolidated's properties and facilities, and (iii) assist Buyer in contacting and arranging meetings with such suppliers and customers of Martell Electric and Ideal Consolidated as Buyer may reasonably request; provided, that representatives of Seller, Martell Electric or Ideal Consolidated may, at their option, participate in any such meetings.  No investigation by Buyer or its representatives hereunder shall affect or be deemed to modify any representation or warranty made by Seller herein.

(n)           No Acquisition Proposals.  Between the date hereof and the Closing Date, neither Seller, Martell Electric nor Ideal Consolidated shall, and Seller shall cause the directors, officers, employees and representatives (including, without limitation, any investment banker, attorney or accountant retained by Seller, Martell Electric or Ideal Consolidated) of Seller, Martell Electric and Ideal Consolidated not to, directly or indirectly, initiate or solicit any inquiries or the making of any proposal with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets of, or any equity interest (including, without limitation, the Units and/or the Shares) in, Martell Electric and/or Ideal Consolidated (an "Acquisition Proposal") or engage in any negotiations concerning, or provide any information or data to, or have any discussions with, any person relating to any Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement any Acquisition Proposal.  Seller shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any of the foregoing.  Seller shall notify Buyer immediately if any such inquiries or proposals are received, any such information is requested, or any such negotiations or discussions are sought to be initiated or continued.

8.2           Conditions to Obligations of Seller.

The obligations of Seller to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law, in a written instrument executed and delivered by Seller:

(a)           Representations and Warranties.  Each of the representations and warranties of Buyer contained in this Agreement shall have been true, correct and complete in all material respects on and as of the Closing Date, as though made on and as of the Closing Date.

(b)           Agreements and Covenants.  Buyer shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)           Buyer's Certificate.  Seller shall have received a certificate signed by Buyer, to the effect set forth in Sections 8.2(a) and (b).

(d)           Receipt of Payment.  Seller shall have received a receipt signed by Buyer, to the effect set forth in Section 2.3(d).

(e)           Consents and Approvals.  All filings required to be made prior to the Closing by Buyer with, and all consents, approvals and authorizations required to be obtained by Buyer from, any Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, shall have been made or obtained (as the case may be).

(f)           No Order.  No litigation or other proceeding by or before any Governmental Entity shall have been instituted, and no Governmental Entity, including any federal or state court of competent jurisdiction, shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, judgment, decree, injunction or other order (whether temporary, preliminary or permanent), which, in either case, is in effect and which has the effect of making the transactions contemplated by this Agreement illegal, or otherwise restrains consummation of the transactions contemplated hereby.

(g)           Wells Fargo Bank Consent.  Seller shall have received the consent of Wells Fargo Bank to consummate the transactions provided for in this Agreement.

(h)           Fairness Opinion.  Seller shall have received an opinion from Western Reserve Partners, LLC regarding the fairness of the transactions provided for in this Agreement, in form and substance satisfactory to Seller.

(i)           Other Agreements.  Buyer shall have executed and delivered the Transition Services Agreement and the Indemnity Agreement, in substantially in the forms attached as Exhibits to this Agreement.

ARTICLE IX

Termination

9.1           Termination.

This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)           by mutual written consent of Seller and Buyer;

(b)           by Seller, on the one hand, or Buyer on the other hand, if the Closing shall not have occurred on or before February 5, 2010 for any reason other than a breach of this Agreement by the terminating party;

(c)           by Buyer, if there shall have been any material breach by Seller of any of its representations, warranties, covenants and agreements set forth herein, which breach shall have, in the reasonable judgment of Buyer, rendered impossible the fulfillment of any of the conditions set forth in Section 8.1 hereof; or

(d)           by Seller, if there shall have been any material breach by Buyer of any of its representations, warranties, covenants and agreements set forth herein, which breach shall have, in the reasonable judgment of Seller, rendered impossible the fulfillment of the conditions set forth in Section 8.2 hereof.

9.2           Procedure and Effect of Termination.

(a)           In the event of termination of this Agreement pursuant to this Article IX, the terminating party shall forthwith give written notice thereof to the other party or parties and this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by any of the parties hereto.

(b)           If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation hereunder to any other party to this Agreement, except as provided in Section 10.2 and except that nothing herein will relieve any party from liability for any breach of this Agreement.

ARTICLE X

Miscellaneous and General

10.1           Payment of Expenses.

Whether or not the transactions contemplated by this Agreement are consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.

10.2           Survival.

The representations and warranties of Seller set forth in Article III of this Agreement shall expire at the Closing.  The agreements of the parties contained in Articles I, II, V, VI, VII and this Article X shall survive the Closing for the periods set forth in Section 7.2 unless a different period is specified therein.  All other representations, warranties, covenants and agreements in this Agreement shall not survive the Closing or termination of this Agreement.

10.3           Entire Agreement; Assignment; Etc.

This Agreement (including any exhibits and schedules hereto) constitutes the entire agreement, and supersedes all other agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof, and shall not be assignable by operation of law or otherwise and is not intended to create any obligations to, or rights in respect of, any persons other than the parties hereto; provided, however, that, at any time prior to the Closing Date, Buyer may assign all or any part of its rights and obligations hereunder to any wholly owned subsidiary of Buyer and, in the event of any such assignment, Buyer shall nevertheless remain fully responsible to Seller for all obligations of Buyer hereunder.

10.4           Captions.

The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

10.5           Severability.

If any term or other provision of this Agreement, or any portion thereof, is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement, or remaining portion thereof, shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any such term or other provision, or any portion thereof, is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are consummated to the fullest extent possible.

10.6           Modification or Amendment.

The parties hereto may modify or amend this Agreement at any time, only by a written instrument duly executed and delivered by each party hereto.

10.7           Notices.

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given on the date delivered, if delivered personally, on the earlier of the date of receipt and the fifth business day after being mailed by registered or certified mail (postage prepaid, return receipt requested), or by a nationally-recognized delivery service such as Federal Express or UPS, in each case, to the parties at the following addresses, or on the date sent and confirmed by electronic transmission to the telecopier number specified below (or at such other address or telecopier number for a party as shall be specified by notice given in accordance with this Section):

(a)	If to Buyer, to:

John A. and Bonnie Martell
61249 Howell Drive
Cassopolis, MI 49031

with a copy to:

Baker & Daniels LLP
202 South Michigan Street, Suite 1400
South Bend, IN 46601
Attention: James R. Brotherson, Esq.
Telecopier No.: (574) 239-1900

(b)	If to Seller, to:

William J. Schmuhl, Jr.
1421 Honan Drive
South Bend, IN 46614

with a copy to:

MISCOR GROUP, LTD.
1125 South Walnut Street
South Bend, IN 46619
Attention: James M. Lewis, Esq.
Telecopier No.: (574) 245-4646

No provision of this Agreement, including this Section, shall be deemed to constitute consent to the manner and address for service of process in connection with any legal proceeding (including such arising out of or in connection with this Agreement), which service shall be effected as required by applicable law.

10.8           Further Assurances.

From and after the date hereof, each of the parties hereto shall use its best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to satisfy the conditions to the Closing to be satisfied by it and to consummate and make effective the transactions contemplated by this Agreement, (ii) obtain from any Governmental Entities or third parties any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by any party hereto in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any applicable United States federal, state, local or foreign law and (iv) amend and restate the New Note to the extent required by Section 2.4 hereof; provided, that the parties hereto shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing parties and their respective advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith.

10.9           Failure or Delay Not Waiver; Remedies Cumulative.

No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.  Other than common law rights either party may have in a cause of action sounding in fraud, all rights and remedies existing under this Agreement are the exclusive rights and remedies available.

10.10           Counterparts.

This Agreement may be executed in the original or by telecopy in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

10.11           Governing Law.

This Agreement shall be governed by and construed in accordance with the law of the State of Indiana, without regard to the conflicts of laws principles thereof.

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IN WITNESS WHEREOF, this Purchase Agreement has been duly executed and delivered by the duly authorized officers of each of the parties hereto as of the date first written above.

MISCOR GROUP, LTD.

By	/s/ Michael D. Topa
Michael D. Topa Interim Chief Financial Officer

John A. Martell

/s/ John A. Martell

Bonnie Martell

/s/ Bonnie Martell